UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2007

Commission File Number: 001-15128

United Microelectronics Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

No. 3 Li Hsin Road II Science Park Hsinchu, Taiwan, R.O.C.
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Subject:Important Resolutions from UMC's 2007 Annual
General Meeting
To which item it meets--article 2 paragraph xx:18
Date of events:2007/06/11
Contents:
1.Date of the shareholders' meeting:2007/06/11
2.Important resolutions:
(1) Approved the 2006 business report, financial statements and the surplus earning distribution chart.
(2) Approved the Company's capital reduction plan.
(3) Approved to amend the Company's "Acquisition or Disposal of Assets
Procedure".
(4) Approved to amend the Company's Articles.
(5) Approved to amend the Company's "Rules of Election of Directors and
Supervisors".
(6) Approved the Company's indirect investment plan in China.
3.Endorsement of the annual financial statements
(indicate “yes” or “no”):yes
4.Any other matters that need to be specified:none

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2007/6/11	By:	chitung liu
	Name:	chitung liu
	Title:	CFO